The Annual Meeting of the Stockholders of the Fund was held
on June 6, 2002. The following is a summary of the proposal
presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
                               Votes in   Votes
                               Favor of   Against

Ronald E. Robison           12,752,235    149,302
Michael Nugent              12,752,235    149,302
Joseph J. Kearns            12,752,235    149,302
Fergus Reid                 12,752,235    149,302